10 July 1997

Thacher Proffitt & Wood
Two World Trade Centre
New York
NY  10048
U.S.A.

Attention:  Ms. Maria Livanos
-----------------------------

Dear Sirs

We act as legal advisors in the Isle of Man to Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM 1-B) PLC (together the "Owners") and Golden State Holdings I, Ltd in connection with the registration under the Securities Act of 1933, as amended, of the United States of First Preferred Exchange Mortgage Notes Due 2019 (the "Notes") and the related preparation and filing of a Registration Statement on Forms S-4 and F-4.

We confirm that as at the date of this letter the description appearing under the heading "Certain Isle of Man Tax Consequences" in the prospectus forming part of the said Registration Statement and attached hereto as Appendix I is our opinion as to the material Isle of Man income tax consequences under relevant Isle of Man tax legislation (and, in particular, the International Business Act
1994) of the acquisition, ownership and disposal of the Notes.

The statement assumes that the holders of the Notes are not resident in the Isle of Man for tax purposes and that each of the Owners qualifies and will continue to qualify for tax purposes as an international company under the said International Business Act 1994 of the Isle of Man.

Yours faithfully



CAINS
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                                   APPENDIX I


               While there is no reciprocal income tax treaty between the United States and the Isle of Man, a transportation agreement was signed in August 1989 by the United States and the United Kingdom of Great Britain and Northern Ireland (on behalf of the Isle of Man) confirming that both the United States and the Isle of Man grant an equivalent exemption for qualified shipping income.

                      CERTAIN ISLE OF MAN TAX CONSEQUENCES

               In the opinion of Cains, special Isle of Man counsel to the Owners, no withholding taxes will be imposed on sinking fund payments or payments of principal, interest or premium, if any, thereon with respect to the Mortgage Notes and the holders will not be subject to any income taxes imposed by the Isle of Man solely as a result of owning the Mortgage Notes. Investors should consult their own tax advisors regarding whether the purchase of the Mortgage Notes in conjunction with an investor's other activities in the Isle of Man, may subject an investor to any taxes imposed by the Isle of Man.

               To the extent the Isle of Man in the future does impose a withholding tax with respect to sinking fund payments or payments of principal, interest or premium (if any) on the Mortgage Notes, the Owners will make the required withholding and are not required to gross-up or indemnify holders for amounts withheld. Pursuant to the Indenture, in the event the Isle of Man does impose a withholding tax with respect to such payments, the Owners is obligated to take any lawful action to the extent necessary to prevent or avoid the imposition of any withholding taxes, including changing its jurisdiction of incorporation or residence; provided however, that the Owners will not be required to take, or fail to take, any action (x) if in the opinion of counsel such act or failure to act would violate applicable law or (y) if in the reasonable opinion of the Owners the actions necessary to avoid or prevent imposition of such taxes would be unduly burdensome. For purposes of clause (y) of the immediately preceding sentence, a requirement to change the jurisdiction of the Owner's incorporation or residence will not be treated as unduly burdensome unless changing the Owner's jurisdiction of incorporation or residence to such other jurisdiction or location would (i) subject the Owner to charges in such other jurisdiction, including but not limited to taxes imposed on or measured by its income, receipts, property, assets, capital, sales or value-added or (ii) cause the Initial Charterer to be required to withhold or deduct charges with respect to charter hire payable under the Initial Charters.

                              MANAGEMENT AGREEMENTS

               Cambridge Fund Management LLC has agreed to provide administrative, management and advisory services to the Owners pursuant to the Management Agreements. The Manager is an Affiliate of Golden State Petroleum and the Owners. Pursuant to each Management Agreement, the Manager will be entitled to a fee (the "Management Fee") of $50,000 per year per Vessel for all periods commencing on the Original Closing Date. All Recurring Fees are payable by the Manager from the Management Fee. The Management Fee will be payable semi-annually on each Payment Date from amounts on deposit in the Ship Management Reserve Fund. See "Description of the Exchange Notes--Trust Accounts--Ship Management Reserve Fund." In connection with the offering and sale of the Existing Notes, Cambridge Petroleum Transport Corporation provided financial advisory services to Golden State Petroleum and the Owners for which it received a fee. See "Prospectus Summary--Sources and Uses